MANNING ELLIOTT
CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

January 19, 2009

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Re: LPT Capital Ltd. (the "Company")

We refer to the Notices and Joint Information Circular for Special General Meeting of Lincoln Gold Corporation ("Lincoln") and Extraordinary General Meeting of LPT Capital Ltd. (the "Company") dated January 19, 2009 relating to the business combination of the Company and Lincoln by way of the Company issuing to the shareholders of Lincoln approximately 23,000,000 common shares of the Company on a post 1-for-1.5 consolidation basis in exchange for the issued and outstanding common shares of Lincoln and Lincoln becoming a wholly-owned subsidiary of the Company (the "Information Circular").

We consent to the use in the above-mentioned Information Circular of our report dated April 18, 2008 to the Company's directors on the following financial statements:

- Balance sheet as at December 31, 2007;
- Statements of operations, comprehensive loss and deficit and cash flows for the year ended December 31, 2007.

We report that we have read the Information Circular and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

MANNING ELLIOTT LLP

Manning Elliott LLP